UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN

FOR SALARIED EMPLOYEES

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

FOR THE YEAR ENDED DECEMBER 31, 2005

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

PAGE
FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4 - 11

Supplemental Schedules:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2005	12

Schedule H, Line 4j: Schedule of Reportable Transactions for the Year Ended December 31, 2005	13

Signature	14

EXHIBITS

Exhibit 23 - Independent Registered Public Accounting Firm Consent

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Rayonier Investment and Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index to Financial Statements are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Certified Public Accountants

Jacksonville, Florida

June 23, 2006

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31, 2005			DECEMBER 31, 2004
	Participant Directed	Non- Participant Directed	Total	Participant Directed	Non- Participant Directed	Total
ASSETS
Receivables:
Accrued interest and dividends	$1,665	$433	$2,098	$2,065	$399	$2,464
Member contributions	104,188	56,569	160,757	105,799	54,690	160,489

Total receivables	105,853	57,002	162,855	107,864	55,089	162,953

Investments, at fair value (See Note 3)	80,066,370	51,235,688	131,302,058	73,745,233	48,076,113	121,821,346

Total assets	80,172,223	51,292,690	131,464,913	73,853,097	48,131,202	121,984,299

NET ASSETS AVAILABLE FOR BENEFITS	$80,172,223	$51,292,690	$131,464,913	$73,853,097	$48,131,202	$121,984,299

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Participant Directed	Non-Participant Directed	Total
INVESTMENT INCOME AND CONTRIBUTIONS
Investment income:
Net appreciation in fair value of investments (See Note 3)	$4,870,764	$9,034,959	$13,905,723
Dividends (See Note 4)	726,251	2,116,953	2,843,204
Interest	1,042,212	62,244	1,104,456

	6,639,227	11,214,156	17,853,383

Contributions:
Employer	192,089	1,568,029	1,760,118
Members’	4,597,200	—	4,597,200

	4,789,289	1,568,029	6,357,318

Total investment income and contributions	11,428,516	12,782,185	24,210,701

DISTRIBUTIONS AND EXPENSES
Distributions to members	10,802,514	3,675,819	14,478,333
Administrative expenses	251,754	—	251,754

Total distributions and expenses	11,054,268	3,675,819	14,730,087

Net increase prior to transfers	374,248	9,106,366	9,480,614
Member-directed transfers	5,944,878	(5,944,878)	—

Net increase	6,319,126	3,161,488	9,480,614

Net assets available for benefits:
Beginning of year	73,853,097	48,131,202	121,984,299

End of year	$80,172,223	$51,292,690	$131,464,913

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Members should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. (the “Company” or the “Sponsor”) upon the first day of the month following the employee’s date of hire. In addition, part-time salaried employees that have worked 1,000 hours in a consecutive twelve-month period are also eligible to join the Plan. Employees covered by a collective bargaining agreement, leased employees, and non-resident aliens with no U.S. earned income are excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

1.	Participant Directed - Each year, members may elect to contribute up to 16 percent of their salary, as defined, to the Plan. Contributions may be made on a before-tax basis, an after-tax basis, or a combination thereof.

2.	Non-participant Directed - The Company makes a matching contribution of 60 percent of the first 6 percent of each member’s salary contributed to the Plan. Additionally, the Company contributes one-half of 1 percent of each member’s salary to the member’s retirement account (“retirement contributions”).

Matching Company contributions and retirement contributions are invested entirely in the Rayonier Inc. Common Stock Fund. Prior to July 1, 2005, only members who were 55 years and older could elect to transfer prior contributions and direct future investment of Company and retirement contributions into any available investment under the Plan on an ongoing basis. On April 7, 2005, the Plan Administration Committee (the “Committee”) approved an amendment to the Plan to remove this age restriction and allow all members to transfer matching Company contributions and retirement contributions into any available investment under the Plan, effective July 1, 2005.

Pre-tax member contributions were limited by the Internal Revenue Service (“IRS”) to $14,000 and $13,000 during 2005 and 2004, respectively. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up” contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $4,000 and $3,000 during the Plan years ended December 31, 2005 and 2004, respectively.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(c)	Member Accounts

Each member’s account is credited with their contribution and the related Company contribution. Plan earnings (losses) and administrative expenses are allocated to member accounts based upon account balances.

(d)	Vesting

Members are immediately vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Vesting in the member’s Company contribution account plus actual earnings/losses thereon is based on years of service. A member vests 20 percent after each year of service; full vesting occurs after five years of service.

(e)	Investment Options

The Plan provides various options for the participants to purchase and sell investment securities. These investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of Plan investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the December 31, 2005 Statement of Net Assets Available for Benefits.

Upon enrollment in the Plan, members may direct their contributions and balance transfers in one percent increments to any of the funds. Members may change their investment options daily, apart from the MassMutual Select Overseas Fund, which prohibits members from transferring money into the fund if they have transferred money into and out of the Fund within the previous thirty days, and the Rayonier Inc. Common Stock Fund, which requires a fifteen-day waiting period between transfers.

Contributions to the Plan may be invested in the following accounts:

Rayonier Inc. Common Stock Fund

This fund invests in the common stock of Rayonier Inc., and a cash component which provides liquidity. Liquidity is required in order to facilitate daily transactions such as investment transfers or distributions from the fund. The cash component has a target percentage of 5 percent. This fund is designed to provide long-term capital appreciation.

Stable Value Fund

The Guaranteed Interest Account (GIA) is managed in association with Babson Capital Management, LLC. The GIA, backed by MassMutual’s general assets, is designed to provide stable, long-term investment growth. The fund is composed primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans, and short-term investments. Participants are guaranteed preservation of principal and a stated rate of return regardless of economic events. The guaranteed interest rate is determined every six months thus allowing plan sponsors and participants to make informed decisions regarding current allocations. The guaranteed interest rate was 4.00 percent as of December 31, 2005 and 2004.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

In addition, MassMutual acts as investment manager for the following five separate investment accounts:

MassMutual Select Strategic Balanced Fund

This fund is designed to provide long-term growth by investing approximately 60 percent of its fund in stocks, while limiting overall market risk by investing approximately 40 percent of its fund in fixed income securities. The equity portion of the fund is managed by Salomon Asset Management Company and the fixed income portion is managed by Western Asset Management Company.

MassMutual Select Indexed Equity Fund

This fund is managed by MassMutual and sub-advised by Northern Trust Investments, N.A. The fund seeks to match the performance of Standard & Poor’s (“S&P”) 500 Index by investing in a representative sample of the stocks comprising that index.

MassMutual Select Small Company Value Fund

This fund is managed by MassMutual and sub-advised by Clover Capital Management, Inc., T. Rowe Price Associates, Inc., and Earnest Partners, LLC. The fund invests in securities of smaller companies in the small/mid-cap value category. The fund’s objective is to provide long-term growth of capital by investing primarily in securities that are believed to have low valuations relative to the market or to their historical valuations.

MassMutual Select Small Company Growth Fund

This fund is managed by MassMutual and sub-advised by Mazama Capital Management, Inc. and Eagle Asset Management, Inc. The fund invests in securities of smaller companies with above average projected earnings growth in the small/mid-cap asset category. The fund’s objective is to provide long-term capital appreciation by investing primarily in securities that are believed to offer the potential for long-term earnings growth.

MassMutual Select Overseas Fund

This fund is managed by MassMutual and sub-advised by MFSI Investment Management and Harris Associates L.P. The fund invests at least 80 percent of its fund in stocks traded in Europe, Latin America and Asia in the international/global asset category. The fund focuses on well-positioned, well-managed businesses having strong revenue growth, sustainable profit margins, capital efficiency and business integrity. The fund’s objective is to provide long-term capital growth by investing in both foreign and domestic equity securities.

The Plan also contains the Primco Holding Fund which is not an investment option. The fund is utilized to facilitate transfers and earns a minimal return on monies held in the fund during the transfer process.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(f)	Member Loans

Members may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the member’s vested balance or (b) $50,000 reduced by the member’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a member borrow from retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the member’s account and bear interest at prime rate plus one percent. The outstanding loans were at fixed interest rates that ranged from 5.00 percent to 10.50 percent at December 31, 2005 and December 31, 2004. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund. The member loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004.

Loan repayments in 2005 amounted to $833,887, while new loans to participants were $759,200.

(g)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, a member may elect to defer distribution until April 1 of the year following the member’s attainment of age 70 1/2, provided the member’s vested account balance exceeds $1,000. The member may elect to receive one lump-sum payment or benefit payments on annual, semi-annual, quarterly or monthly installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the individual’s after-tax account in excess of a prescribed minimum. Distributions from before-tax accounts are prohibited before attaining the age of 59 1/2 except in the case of death, permanent and total disability or financial hardship. Existence of financial hardship is determined by IRS criteria.

(h)	Forfeited Accounts

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. In 2005, non-vested accounts totaling $143,010 were forfeited, and remain available in the cash component of the Rayonier Inc. Stock Fund to reduce future employer contributions.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

(b)	Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. Member loans are valued at their outstanding principal balances, which approximates fair value.

Certain Plan investments are shares of commingled investment funds. The fair value of such shares is determined by the Plan’s Trustee (Investor’s Bank & Trust) and Investment Manager (MassMutual), based upon the current market values of the underlying assets of the commingled funds. The Company has received a copy of the financial statements of each of the commingled investment funds. Statements of Net Assets Available for Benefits as of December 31, 2005 for the MassMutual Select Strategic Balanced Fund, the MassMutual Select Indexed Equity Fund, the MassMutual Select Small Company Value Fund, the MassMutual Select Small Company Growth Fund, and the MassMutual Select Overseas Fund are filed directly with the Department of Labor.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The following presents both participant and non-participant directed investments of the Plan:

	2005		2004
Rayonier Inc. Stock Fund (non-participant directed)	$47,154,211	*	$44,679,382	*
Rayonier Inc. Stock Fund (participant directed)	16,176,924	*	11,803,402	*
Stable Value Fund (MassMutual GIA)	25,015,944	*	24,136,358	*
MassMutual Select Strategic Balanced Fund	6,578,337	*	6,436,455	*
MassMutual Select Indexed Equity Fund	22,302,773	*	22,968,635	*
MassMutual Select Small Company Value Fund	3,666,214		3,298,597
MassMutual Select Small Company Growth Fund	1,388,418		1,394,647
MassMutual Select Overseas Fund	1,971,019		1,168,761
Cash and Short-term Investments Fund (non-participant directed)	4,081,477		3,396,731
Cash and Short-term Investments Fund (participant directed)	1,400,208		897,349
Primco Holding Fund	201		10
Member loans receivable	1,566,332		1,641,019

	$131,302,058		$121,821,346

*	Denotes investments that represent five percent or more of the Plan’s net assets.

During 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $13,905,723 as follows:

Separate Investment Accounts	1,771,193
Common Stock	12,134,530

Total	$13,905,723

4.	Dividends

The Plan received regular cash dividends of $1.71 per share of Rayonier Inc. stock owned, totaling $2,843,204 for the year ended December 31, 2005.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

5.	Related Party Transactions

Investor’s Bank and Trust (“IBT”) is the Plan’s Trustee and MassMutual is both the record keeper and investment manager of the Plan. Transactions with IBT and MassMutual qualify as party-in-interest transactions. Investment management expenses for each of the Plan’s MassMutual investment options are applied against each fund’s return at the participant level. During 2005, the Plan incurred $251,754 in investment management fees related to the MassMutual Select funds. In addition, the Plan Sponsor paid Mass Mutual $10,515 for 2005 Plan record keeping expenses. No other administrative expenses were incurred by the Plan.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2005 and 2004, the Plan held 1,589,238 and 1,732,247 shares of Rayonier Inc. common stock, respectively, which represented 2.09 percent and 2.31 percent, respectively, of the total shares outstanding.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, members will become 100 percent vested in their accounts.

7.	Reconciliation of Financial Statements to Form 5500

No reconciliation of net assets available for benefits, or distributions to members, per the financial statements to the Plan’s tax return filed on IRS Form 5500 is required as there were no differences between the amounts reported in the financial statements and the IRS Form 5500 filings in 2005.

8.	Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated July 8, 2004, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”), therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Plan Amendments

Effective July 1, 2005, participants of any age can elect to transfer matching Company contributions and retirement contributions from the Rayonier Inc. Common Stock Fund into any available investment on an ongoing basis.

The Company has closed enrollment in its pension and postretirement medical plans to new salaried employees hired after December 31, 2005. New salaried employees will automatically be enrolled in this Plan and will receive an enhanced matching contribution of 3 percent of their base salary, in addition to the standard matching contribution of 60 percent of the first 6 percent of each member’s salary contributed to the Plan.

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

10.	Subsequent Event

In 2006, the Committee approved the addition of five targeted retirement date lifestyle investment options (Barclays Global Investors LifePath Portfolios consisting of Retirement, 2010, 2020, 2030 and 2040 investment options), and a core fixed income investment option (BlackRock Bond), to the Plan’s investment options effective April 1, 2006. Also effective April 1, 2006, the MassMutual Select Strategic Balanced Fund was discontinued as an investment option and any investment assets remaining in this fund on or after May 1, 2006 were moved into a Barclays Global Investors LifePath Portfolio as follows based on the respective member’s age as of May 1:

Discontinued Investment Option	New Investment Option
Select Strategic Balanced	Barclays LifePath 2040 if under age 30
Select Strategic Balanced	Barclays LifePath 2030 if age 30 - 39
Select Strategic Balanced	Barclays LifePath 2020 if age 40 - 49
Select Strategic Balanced	Barclays LifePath 2010 if age 50 - 59
Select Strategic Balanced	Barclays LifePath Retirement if age 60 or older

SCHEDULE H, Line 4i

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Description	Units	Cost	Current Value
*	Holding Account	201	201	201
*	Stable Value Fund	25,015,944	25,015,944	25,015,944
*	MassMutual Select Indexed Equity Fund	192,817	17,455,498	22,302,773
*	MassMutual Select Overseas Fund	15,744	1,691,922	1,971,019
*	MassMutual Select Small Company Growth Fund	12,341	1,334,875	1,388,418
*	MassMutual Select Small Company Value Fund	23,840	3,226,208	3,666,214
*	MassMutual Select Strategic Balanced Fund	61,746	6,172,466	6,578,337
*	Cash and Short-term Investment Fund	5,481,685	5,481,685	5,481,685
*	Rayonier Inc. Stock Fund [1]	1,589,238	34,529,388	63,331,135
*	Member loans receivable [2]	1,566,332	1,566,332	1,566,332

			$96,474,519	$131,302,058

*	Denotes Party In-Interest.
[1]	Denotes actual shares held by Plan.
[2]	The loans bear fixed interest rates that range from 5.00 percent to 10.50 percent.

SCHEDULE H, Line 4j

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain / (Loss)
NONE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

June 26, 2006	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator